April 1, 2014

Via EDGAR

John P. Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Carolina Financial Corporation
Form 10-12G
Filed February 26, 2014
File No. 000-19029

Dear Mr. Nolan:

On behalf of Carolina Financial Corporation (the “Company”), set forth below is the Company’s response to the comments of the Staff of the U. S. Securities and Exchange Commission (the “Staff”) as set forth in its comment letter dated March 25, 2014.

Registration Statement on Form 10-12G filed February 26, 2014

General

1.	Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. We will continue to review your filing until all of our comments have been addressed.

Response: The Company respectfully acknowledges the Staff’s comment.

Item 1. Business, page 3

2.	Revise to disclose that you had a net loss in fiscal year 2011, that your operating results, including your net income in fiscal years 2012 and 2013, have been highly dependent on your wholesale mortgage business, and that your mortgage production decreased approximately 50% in the latter half of 2013 and 30.4% year-over-year. Disclose that you attribute the decrease in mortgage origination to rising mortgage interest rates and that you expect mortgage origination to continue to decrease in the foreseeable future.

John P. Nolan

April 1, 2014

Response: In response to the Staff’s comment, the Company has revised the Form 10 as requested. Please see page 3 of Amendment No. 1 to the Form 10.

Bank Lending Activities, page 6

3.	We note that “Real Estate Mortgages” made up 83.7% of your loan portfolio as of December 31, 2013. Please revise to disclose the loan portfolio percentages for your “Construction,” “Commercial Business,” and “Consumer” loans, and separately disclose these percentages for “Residential Mortgage or Home Equity Loans” and “Commercial Real Estate.” Further disclose that your commercial real estate loans have relatively large individual balances, as you note on page 27, and assess the riskiness of these loans.

Response: In response to the Staff’s comment, the Company has revised the Form 10 as requested. Please see pages 7 and 8 of Amendment No. 1 to the Form 10. The Company confirms for the Staff that it has assessed the riskiness of these loans.

Item 1A. Risk Factors, page 23

Our mortgage banking profitability…, page 24

4.	Revise this subheading to apply to both your mortgage banking profitability and your consolidated operating results.

Response: In response to the Staff’s comment, the Company has revised the Form 10 as requested. Please see page 24 of Amendment No. 1 to the Form 10.

We may be terminated as a servicer of mortgage loans…, page 26

5.	Disclose that you subcontract your servicing rights to a subservicer who you do not directly control and evaluate any other material risks stemming from this arrangement.

Response: In response to the Staff’s comment, the Company has revised the Form 10 as requested. Please see page 26 of Amendment No. 1 to the Form 10. The Company confirms for the Staff that it has evaluated all material risks associated with this arrangement and included the appropriate disclosure in the Form 10.

John P. Nolan

April 1, 2014

Item 5. Directors and Executive Officers, page 70

6.	We note your disclosure on page 88 that Mr. Russ served as an executive officer of the company within the past three years. Revise to disclose this position on page 73 and supplementally confirm that you have disclosed all of the information required to be disclosed by Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Form 10 as requested. Please see page 73 of Amendment No. 1 to the Form 10. The Company confirms for the Staff that it has disclosed all of the information required to be disclosed by Item 401(e) of Regulation S-K.

Item 6. Executive Compensation, page 78

7.	Please revise your columns to match the tabular format specified by Item 402(n)(1) of Regulation S-K. For example, “LifeComp” should be reclassified into its appropriate column heading and “Bonus” should not be relabeled “Cash Incentives.” Moreover, include a footnote to briefly describe the Elite LifeComp Program, with a cross-reference to its full description on page 86, and advise why the figures disclosed in this column do not match your aggregate premium payments disclosed on page 87.

Response: In response to the Staff’s comment, the Company has revised the Form 10 as requested to match the tabular format specified by Item 402(n)(1) of Regulation S-K. Please see page 78 of Amendment No. 1 to the Form 10.

The Company respectfully advises the Staff that it has included a footnote on page 79 of Amendment No. 1 to the Form 10 to briefly describe the Elite LifeComp Program, with a cross-reference to its full description on page 86. This footnote also addresses the Staff’s question about the figures disclosed in the summary compensation table and the aggregate premium payments disclosed on page 87.

Item 7. Certain Relationships, page 88

8.	Please revise your first sentence to disclose the specific standards that you use to determine independence. For example, we note that under NASDAQ Rule 5605(a)(2), “audit committee members are also subject to additional, more stringent requirements under Rule 5605(c)(2).” Revise your third sentence to evaluate whether these directors meet all applicable standards, as necessary. Refer to the last sentence of Item 407(a)(1)(ii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Form 10 as requested. Please see page 88 of Amendment No. 1 to the Form 10.

John P. Nolan

April 1, 2014

Item 11. Description of Registrant’s Securities to be Registered, page 90

9.	Please do not qualify your disclosure in this section. Although you may refer investors to your certificate of information for more detailed information, you must describe all material elements of your common stock. For example, please delete the phrase “except as otherwise required by our certificate of incorporation of by applicable Delaware law” from the description of stockholders voting rights.

Response: In response to the Staff’s comment, the Company has revised the Form 10 as requested. Please see page 90 of Amendment No. 1 to the Form 10.

Item 13. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 97

10.	We note your other-than-temporary impairment of securities line item within the Consolidated Statement of Operations. Please revise to disclose the information required by ASC 320-10-50-8A.

Response: In response to the Staff’s comment, the Company has revised the Form 10 as requested. Please see page 97 of Amendment No. 1 to the Form 10.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael F. Johnson, Nelson Mullins Riley & Scarborough LLP, at (864) 250-2365 if you have any other questions or concerns regarding this matter.

Very truly yours,

CAROLINA FINANCIAL CORPORATION

/s/ Jerold L. Rexroad
Jerold L. Rexroad
Chief Executive Officer

cc:	Neil E. Grayson, Esq.
Michael F. Johnson, Esq.